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Exhibit 12.1

Statement regarding computation of ratio of earnings to fixed charges

Ratio Of Earnings to Fixed Charges

	Nine Months Ended		Year Ended
(In Thousands)	December 28, 2013	December 29, 2012	March 30, 2013	March 31, 2012	April 2, 2011	April 3, 2010	March 28, 2009
Fixed Charges
Interest Expensed	$27,976	$27,976	$37,301	$37,301	$34,414	$21,816	$28,293
Interest Capitalized	—	—	—	—	—	—	—
Amortized Premiums	—	—	—	—	—	—	—
Amortized Discounts	12,144	11,877	15,880	15,545	13,921	3,892	4,789
Amortization of Fair Value of Derivative at Inception	43	43	58	58	58	58	73
Capitalized Expenses Related to Indebtedness	1,254	1,254	1,671	1,671	1,430	223	379
Estimate of Interest within Rental Expense	182	213	280	248	301	295	404
Preference Security Dividend	—	—	—	—	—	—	—

Total Fixed Charges	$41,599	$41,363	$55,190	$54,823	$50,124	$26,284	$33,938

Earnings
+ Pretax Income from Continuing Operations	$533,676	$408,681	$547,006	$597,051	$771,080	$421,765	$458,023
+ Fixed Charges	41,599	41,363	55,190	54,823	50,124	26,284	33,938
+ Amortization of Capitalized Interest	—	—	—	—	—	—	—
+ Distributed Income of Equity Investee	—	—	—	—	—	—	—
+ Pretax Losses of Equity Investee	—	—	—	—	—	—	—
- Interest Capitalized	—	—	—	—	—	—	—
- Preference Securities Dividend of Consolidated Subsidiaries	—	—	—	—	—	—	—
- Minority Interest in Pretax Income of Subsidiaries	—	—	—	—	—	—	—

Total Earnings	$575,275	$450,044	$602,196	$651,874	$821,204	$448,049	$491,961

Earnings to Fixed Charges Ratio	13.8	10.9	10.9	11.9	16.4	17.0	14.5

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  Exhibit 12.1
Statement regarding computation of ratio of earnings to fixed charges
Ratio Of Earnings to Fixed Charges